UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-261754) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, EXCEPT FOR THE STATEMENTS REGARDING OUR EARNINGS FORECAST UNDER THE CAPTION “3. EARNINGS FORECAST ON A CONSOLIDATED BASIS (FOR THE FISCAL YEAR ENDING MARCH 31, 2023).”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date:    July 29, 2022

July 29, 2022

Sumitomo Mitsui Financial Group, Inc. Consolidated Financial Results for the three months ended June 30, 2022 <Under Japanese GAAP>

Head Office: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

Stock Exchange Listings: Tokyo Stock Exchange, Nagoya Stock Exchange, New York Stock Exchange

URL: https://www.smfg.co.jp/english/

President: Jun Ohta

Quarterly Securities Report (Shihanki hokokusho) issuing date: August 12, 2022

Investors meeting presentation for quarterly financial results: Not scheduled

Note:   Amounts less than one million yen have been rounded down.

1. Consolidated financial results (for the three months ended June 30, 2022)

  (1) Operating results

(Millions of yen, except per share data and percentages)

			Ordinary income		Ordinary profit		Profit attributable to owners of parent

Three months ended June 30, 2022			¥ 1,331,703	39.9%	¥349,674	21.7%	¥252,439	24.2%
Three months ended June 30, 2021			951,725	(1.9)	287,240	143.2	203,243	136.1
Notes:	1.	Comprehensive income:
		(a) for the three months ended June 30, 2022: ¥ 391,625 million [50.4%]
		(b) for the three months ended June 30, 2021: ¥ 260,319 million [(25.9)%]
	2.	Percentages shown in ordinary income, ordinary profit, profit attributable to owners of parent and comprehensive income are the increase (decrease) from the same period in the previous fiscal year.

			Earnings per share		Earnings per share (Diluted)
Three months ended June 30, 2022			¥ 184.14		¥ 184.08
Three months ended June 30, 2021			148.30		148.24

(2) Financial position
					(Millions of yen, except percentages)
			Total assets		Net assets		Net assets ratio
June 30, 2022			¥ 269,691,834		¥ 12,445,416		4.6%
March 31, 2022			257,704,625		12,197,331		4.7
Notes:	1.	Stockholders’ equity:
		(a) as of June 30, 2022: ¥12,345,016 million (b) as of March 31, 2022: ¥12,098,215 million
	2.	Net assets ratio = {(Net assets – stock acquisition rights – non-controlling interests) / total assets} X 100

2. Dividends on common stock

(Yen)

Cash dividends per share
	1st quarter	2nd quarter	3rd quarter	4th quarter	Annual
Fiscal year ended March 31, 2022	¥ —	¥ 105.00	¥ —	¥ 105.00	¥ 210.00
Fiscal year ending March 31, 2023	—
Fiscal year ending March 31, 2023 (Forecast)		110.00	—	110.00	220.00
Note: Dividend forecast remains unchanged.

3. Earnings forecast on a consolidated basis (for the fiscal year ending March 31, 2023)

(Millions of yen, except per share data and percentage)

	Profit attributable to owners of parent		Earnings per share
Fiscal year ending March 31, 2023	¥ 730,000	3.3%	¥ 542.39

Notes:	1.	Earnings forecast remains unchanged.
	2.	Percentage shown in profit attributable to owners of parent is the increase (decrease) from the previous fiscal year.
	3.	Forecasted earnings per share is calculated by dividing forecasted profit attributable to owners of parent by the number of issued common stocks (excluding treasury stocks) as of June 30, 2022. The Board of Directors resolved on November 12, 2021 to repurchase its own shares, and the number of issued common stocks (excluding treasury stocks) is taking into account the impact of repurchase of its own shares.

* Notes

(1) There were no changes in material consolidated subsidiaries in the period.

(2) Special accounting methods used for preparing quarterly consolidated financial statements were adopted.

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(3) Changes in accounting policies, changes in accounting estimates and restatements

(a) Changes in accounting policies due to application of new or revised accounting standards	: Yes

(b) Changes in accounting policies due to reasons other than above (a)	: No

(c) Changes in accounting estimates	: No

(d) Restatements	: No

Note: For more details, see page 2 “1. Matters related to summary information (Notes).”

(4) Number of shares issued (common stocks)

	As of June 30, 2022	As of March 31, 2022
(a) Number of shares issued (including treasury stocks)	1,374,362,102 shares	1,374,362,102 shares
(b) Number of treasury stocks	3,466,493 shares	3,542,321 shares

	Three months ended June 30, 2022	Three months ended June 30, 2021
(c) Average number of shares issued in the period	1,370,881,291 shares	1,370,486,421 shares

[Note on quarterly review process]

This report is out of the scope of the external auditor’s review procedure.

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. (“the Company”) and its management with respect to the Company’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include: deterioration of Japanese and global economic conditions and financial markets; declines in the value of the Company’s securities portfolio; incurrence of significant credit-related costs; the Company’s ability to successfully implement its business strategy through its subsidiaries, affiliates and alliance partners; and exposure to new risks as the Company expands the scope of its business. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. The Company undertakes no obligation to update or revise any forward-looking statements. Please refer to the Company’s most recent disclosure documents such as its annual report on Form 20-F and other documents submitted to the U.S. Securities and Exchange Commission, as well as its earnings press releases, for a more detailed description of the risks and uncertainties that may affect its financial conditions, its operating results, and investors’ decisions.

Sumitomo Mitsui Financial Group, Inc.

Appendix: Financial results for the three months ended June 30, 2022 supplementary information

Sumitomo Mitsui Financial Group, Inc.

1. Matters related to summary information (Notes)

(1)	Application of special accounting methods used for preparing quarterly consolidated financial statements

The Company and certain domestic consolidated subsidiaries calculated tax expenses by multiplying Income before income taxes by an effective tax rate that was reasonably estimated by applying tax effect accounting to estimated Income before income taxes for the fiscal year ending March 31, 2023 including the period for the three months ended June 30, 2022. Amounts of Income taxes include Income taxes-deferred.

(2)	Changes in accounting policies due to application of new or revised accounting standards

Application of Implementation Guidance on Accounting Standard for Fair Value Measurement

The Company applied “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ Guidance No.31, June 17, 2021) from the beginning of the period for the three months ended June 30, 2022. In accordance with the transitional treatment set forth in Paragraph 27-2 of Implementation Guidance on Accounting Standard for Fair Value Measurement, the Company has prospectively adopted the new accounting policy set forth in Implementation Guidance on Accounting Standard for Fair Value Measurement. There are no effects on consolidated financial statements due to the application of the Implementation Guidance.

Sumitomo Mitsui Financial Group, Inc.

2. Consolidated financial statements

    (1) Consolidated balance sheets

	Millions of yen
	March 31, 2022	June 30, 2022

Assets:
Cash and due from banks	¥74,792,123	¥74,646,634
Call loans and bills bought	1,965,134	2,091,072
Receivables under resale agreements	6,035,507	5,231,799
Receivables under securities borrowing transactions	5,649,632	4,777,896
Monetary claims bought	5,370,377	5,760,257
Trading assets	7,351,878	8,297,478
Money held in trust	310	6,810
Securities	38,538,724	39,347,789
Loans and bills discounted	90,834,056	96,688,452
Foreign exchanges	2,812,104	4,448,520
Lease receivables and investment assets	228,608	226,746
Other assets	10,175,873	12,657,021
Tangible fixed assets	1,457,254	1,493,839
Intangible fixed assets	898,817	920,660
Net defined benefit asset	623,045	634,325
Deferred tax assets	66,720	75,710
Customers’ liabilities for acceptances and guarantees	11,722,239	13,098,225
Reserve for possible loan losses	(817,784)	(711,407)

Total assets	¥257,704,625	¥269,691,834

Liabilities:
Deposits	¥148,585,460	¥153,172,245
Negotiable certificates of deposit	13,069,796	13,792,741
Call money and bills sold	1,129,999	1,018,146
Payables under repurchase agreements	19,359,965	19,045,789
Payables under securities lending transactions	1,580,580	1,388,565
Commercial paper	1,866,366	1,992,918
Trading liabilities	6,377,968	7,119,225
Borrowed money	18,877,990	17,951,970
Foreign exchanges	1,216,893	1,859,257
Short-term bonds	442,000	433,500
Bonds	9,808,107	10,543,167
Due to trust account	2,443,873	2,395,740
Other liabilities	8,415,621	13,006,313
Reserve for employee bonuses	89,894	31,915
Reserve for executive bonuses	4,064	—
Net defined benefit liability	40,864	40,569
Reserve for executive retirement benefits	1,087	923
Reserve for point service program	25,000	26,360
Reserve for reimbursement of deposits	5,767	4,254
Reserve for losses on interest repayment	135,084	126,586
Reserves under the special laws	3,902	3,902
Deferred tax liabilities	275,570	164,908
Deferred tax liabilities for land revaluation	29,193	29,192
Acceptances and guarantees	11,722,239	13,098,225

Total liabilities	245,507,293	257,246,417

Net assets:
Capital stock	2,341,878	2,341,878
Capital surplus	693,664	693,809
Retained earnings	6,916,468	7,024,916
Treasury stock	(13,402)	(13,116)

Total stockholders’ equity	9,938,608	10,047,488

Net unrealized gains (losses) on other securities	1,632,080	1,264,690
Net deferred gains (losses) on hedges	(80,061)	1,394
Land revaluation excess	36,320	36,324
Foreign currency translation adjustments	450,143	879,507
Accumulated remeasurements of defined benefit plans	121,123	115,611

Total accumulated other comprehensive income	2,159,606	2,297,528

Stock acquisition rights	1,475	1,226
Non-controlling interests	97,641	99,173

Total net assets	12,197,331	12,445,416

Total liabilities and net assets	¥257,704,625	¥269,691,834

Sumitomo Mitsui Financial Group, Inc.

(2) Consolidated statements of income and consolidated statements of comprehensive income

    (Consolidated statements of income)

	Millions of yen

Three months ended June 30	2021	2022

Ordinary income	¥951,725	¥1,331,703
Interest income	442,051	637,403
Interest on loans and discounts	321,811	441,177
Interest and dividends on securities	74,476	108,984
Trust fees	1,237	1,478
Fees and commissions	327,317	336,330
Trading income	67,364	4,543
Other operating income	34,369	255,237
Other income	79,386	96,710
Ordinary expenses	664,484	982,028
Interest expenses	87,808	205,653
Interest on deposits	20,749	63,559
Fees and commissions payments	54,712	56,222
Trading losses	1,582	90,643
Other operating expenses	36,457	85,556
General and administrative expenses	437,980	484,021
Other expenses	45,943	59,932

Ordinary profit	287,240	349,674

Extraordinary gains	16	10
Extraordinary losses	2,445	998

Income before income taxes	284,812	348,686

Income taxes	79,973	93,962

Profit	204,838	254,724

Profit attributable to non-controlling interests	1,595	2,284

Profit attributable to owners of parent	¥203,243	¥252,439

(Consolidated statements of comprehensive income)
	Millions of yen

Three months ended June 30	2021	2022

Profit	¥204,838	¥254,724
Other comprehensive income (losses)	55,480	136,901
Net unrealized gains (losses) on other securities	14,503	(365,102)
Net deferred gains (losses) on hedges	1,606	71,230
Foreign currency translation adjustments	26,720	393,295
Remeasurements of defined benefit plans	(4,329)	(5,525)
Share of other comprehensive income of affiliates	16,979	43,003

Total comprehensive income	260,319	391,625

Comprehensive income attributable to owners of parent	258,184	390,357
Comprehensive income attributable to non-controlling interests	2,135	1,268

(3) Note on going concern

Not applicable.

(4) Material changes in stockholders’ equity

Not applicable.

Sumitomo Mitsui Financial Group

Financial results

for the three months

ended June 30, 2022

- Supplementary information -

1.	Operating results	Consolidated	Non-consolidated	…	1

2.	Interest spread (domestic)		Non-consolidated	…	3

3.	Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act	Consolidated	Non-consolidated	…	3

4.	Unrealized gains (losses) on securities	Consolidated	Non-consolidated	…	4

5.	Deposits and loans		Non-consolidated	…	5

6.	ROE	Consolidated		…	5

Notes

1. Consolidated : Consolidated figures of Sumitomo Mitsui Financial Group, Inc.

2. Non-consolidated : Non-consolidated figures of Sumitomo Mitsui Banking Corporation (“SMBC”)

3. Capital ratio as of June 30, 2022 will be announced when it is fixed.

Sumitomo Mitsui Financial Group

1. Operating results

Consolidated				(Millions of yen)

		Three months ended June 30, 2022 (A)	Change (A) - (B)	Three months ended June 30, 2021 (B)
Consolidated gross profit	1	796,917	105,139	691,778
Net interest income	2	431,750	77,508	354,242
Trust fees	3	1,478	241	1,237
Net fees and commissions	4	280,107	7,503	272,604
Net trading income	5	(86,099)	(151,880)	65,781
Net other operating income	6	169,681	171,768	(2,087)
General and administrative expenses	7	(484,021)	(46,041)	(437,980)
Equity in gains (losses) of affiliates	8	32,712	19,437	13,275

Consolidated net business profit	9	345,609	78,536	267,073

Total credit cost	10	(32,101)	(21,764)	(10,337)
Credit costs	11	(35,839)	(6,269)	(29,570)
Write-off of loans	12	(26,898)	(732)	(26,166)
Provision for reserve for possible loan losses	13	(2,285)	(2,285)	—
Others	14	(6,654)	(3,250)	(3,404)
Gains on reversal of reserve for possible loan losses	15	—	(10,477)	10,477
Recoveries of written-off claims	16	3,737	(5,019)	8,756
Gains (losses) on stocks	17	36,835	(3,526)	40,361
Other income (expenses)	18	(669)	9,188	(9,857)

Ordinary profit	19	349,674	62,434	287,240

Extraordinary gains (losses)	20	(987)	1,441	(2,428)
Gains (losses) on disposal of fixed assets	21	(358)	252	(610)
Losses on impairment of fixed assets	22	(629)	1,161	(1,790)
Income before income taxes	23	348,686	63,874	284,812
Income taxes	24	(93,962)	(13,989)	(79,973)
Profit	25	254,724	49,886	204,838
Profit attributable to non-controlling interests	26	(2,284)	(689)	(1,595)

Profit attributable to owners of parent	27	252,439	49,196	203,243

Notes: 1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.

2.   Consolidated gross profit = (Interest income - Interest expenses) + Trust fees + (Fees and commissions - Fees and commissions payments)

                  + (Trading income - Trading losses) + (Other operating income - Other operating expenses)

3.   Amounts of Income taxes include Income taxes-deferred.

	Number of consolidated subsidiaries and affiliates
		June 30, 2022		March 31, 2022
			Change
Consolidated subsidiaries	28	183	2	181
Equity method affiliates	29	114	2	112

Sumitomo Mitsui Financial Group

SMBC non-consolidated				(Millions of yen)

		Three months ended June 30, 2022 (A)	Change (A) - (B)	Three months ended June 30, 2021 (B)
Gross banking profit	1	471,536	122,781	348,755
Net interest income	2	329,030	93,084	235,946
Trust fees	3	512	31	481
Net fees and commissions	4	103,712	22,690	81,022
Net trading income	5	(135,071)	(158,619)	23,548
Net other operating income	6	173,352	165,597	7,755

Gains (losses) on bonds	7	(33,117)	(43,270)	10,153
Expenses (excluding non-recurring losses)	8	(221,696)	(13,897)	(207,799)
Personnel expenses	9	(96,375)	(14,128)	(82,247)
Non-personnel expenses	10	(109,987)	991	(110,978)
Taxes	11	(15,333)	(760)	(14,573)

Banking profit (before provision for general reserve for possible loan losses)	12	249,839	108,883	140,956

Gains (losses) on bonds	13	(33,117)	(43,270)	10,153
Core banking profit (12-13)	14	282,957	152,155	130,802
excluding gains (losses) on cancellation of investment trusts	15	253,733	141,500	112,233

Provision for general reserve for possible loan losses	16	13,587	13,587	—
Banking profit	17	263,426	122,470	140,956
Non-recurring gains (losses)	18	16,213	(17,026)	33,239
Credit costs	19	(34,522)	(32,097)	(2,425)
Gains on reversal of reserve for possible loan losses	20	—	(11,250)	11,250
Recoveries of written-off claims	21	17	(5,128)	5,145
Gains (losses) on stocks	22	29,560	(9,219)	38,779
Gains on sales of stocks	23	47,527	6,839	40,688
Losses on sales of stocks	24	(14,029)	(13,711)	(318)
Losses on devaluation of stocks	25	(3,937)	(2,347)	(1,590)
Other non-recurring gains (losses)	26	21,158	40,668	(19,510)

Ordinary profit	27	279,640	105,445	174,195

Extraordinary gains (losses)	28	(405)	1,804	(2,209)
Gains (losses) on disposal of fixed assets	29	(220)	279	(499)
Losses on impairment of fixed assets	30	(185)	1,525	(1,710)
Income before income taxes	31	279,234	107,248	171,986
Income taxes	32	(70,310)	(14,846)	(55,464)

Net income	33	208,924	92,403	116,521

Total credit cost (16+19+20+21)	34	(20,918)	(34,888)	13,970
Provision for general reserve for possible loan losses	35	13,587	8,942	4,645
Write-off of loans	36	(3,902)	(3,892)	(10)
Provision for specific reserve for possible loan losses	37	(29,568)	(36,176)	6,608
Losses on sales of delinquent loans	38	(623)	1,792	(2,415)
Provision for loan loss reserve for specific overseas countries	39	(428)	(426)	(2)
Recoveries of written-off claims	40	17	(5,128)	5,145

Notes:	1. Amounts less than 1 million yen are rounded down. Figures in parenthesis indicate the amount of loss or decrease.
2. Amounts of Income taxes include Income taxes-deferred.

Sumitomo Mitsui Financial Group

2. Interest spread (domestic)

SMBC non-consolidated			(%)
	Three months ended June 30, 2022 (A)		Three months ended June 30, 2021 (B)
		Change (A) - (B)
Interest earned on loans and bills discounted (a)	0.83	(0.02)	0.85
Interest paid on deposits, etc. (b)	0.00	(0.00)	0.00
Interest spread (a) - (b)	0.83	(0.02)	0.85

Reference: After excluding loans to the Japanese government, etc.
Interest earned on loans and bills discounted (c)	0.85	(0.01)	0.86
Interest spread (c) - (b)	0.85	(0.01)	0.86

3. Non-performing loans (NPLs) based on the Banking Act and the Reconstruction Act

Consolidated				(Billions of yen)
		June 30, 2022		March 31, 2022
			Change from March 31, 2022
Bankrupt and quasi-bankrupt loans	1	145.0	45.7	99.3
Doubtful loans	2	532.1	(111.8)	643.9
Substandard loans	3	395.4	(19.0)	414.4
Past due loans (3 months or more)	4	15.3	1.8	13.5
Restructured loans	5	380.1	(20.7)	400.9
Total (A)	6	1,072.6	(85.0)	1,157.6

Normal assets	7	115,119.4	9,099.9	106,019.5
Grand total (B)	8	116,191.9	9,014.9	107,177.0
				(%)
NPL ratio (A/B)	9	0.92	(0.16)	1.08

Amount of direct reduction		299.9	140.7	159.3
SMBC non-consolidated				(Billions of yen)
		June 30, 2022		March 31, 2022
			Change from March 31, 2022
Bankrupt and quasi-bankrupt loans	10	127.3	48.2	79.2
Doubtful loans	11	408.1	(114.2)	522.3
Substandard loans	12	182.4	(21.4)	203.8
Past due loans (3 months or more)	13	4.8	0.6	4.2
Restructured loans	14	177.6	(22.1)	199.7
Total (A)	15	717.8	(87.5)	805.3

Normal assets	16	111,861.8	8,538.3	103,323.5
Grand total (B)	17	112,579.6	8,450.8	104,128.8
				(%)
NPL ratio (A/B)	18	0.64	(0.13)	0.77

Amount of direct reduction		255.8	140.6	115.2

Sumitomo Mitsui Financial Group

4. Unrealized gains (losses) on securities

Consolidated								(Billions of yen)
		June 30, 2022					March 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2022	Gains	Losses
Held-to-maturity securities	1	40.9	(0.4)	(0.2)	0.0	0.4	25.7	(0.2)
Other securities	2	38,805.7	1,747.7	(529.5)	2,659.5	911.8	38,114.9	2,277.2
Stocks	3	3,275.4	1,908.5	(125.1)	1,932.2	23.7	3,403.4	2,033.7
Bonds	4	19,664.3	(66.8)	(16.8)	15.6	82.5	19,560.3	(50.1)
Japanese government bonds	5	15,779.2	(52.7)	(5.6)	1.2	53.9	15,774.2	(47.1)
Others	6	15,866.0	(94.0)	(387.6)	711.6	805.6	15,151.2	293.6
Foreign bonds	7	13,297.4	(729.6)	(280.8)	33.8	763.4	12,055.6	(448.8)
Other money held in trust	8	0.3	—	—	—	—	0.3	—
Total	9	38,846.9	1,747.3	(529.7)	2,659.5	912.2	38,141.0	2,277.0
Stocks	10	3,275.4	1,908.5	(125.1)	1,932.2	23.7	3,403.4	2,033.7
Bonds	11	19,705.2	(67.2)	(16.9)	15.6	82.8	19,586.1	(50.3)
Others	12	15,866.3	(94.0)	(387.6)	711.6	805.6	15,151.5	293.6

SMBC non-consolidated								(Billions of yen)
		June 30, 2022					March 31, 2022
		Balance sheet amount	Net unrealized gains (losses)				Balance sheet amount	Net unrealized gains (losses)

				Change from March 31, 2022	Gains	Losses
Held-to-maturity securities	13	22.3	(0.3)	(0.1)	—	0.3	22.3	(0.2)
Stocks of subsidiaries and affiliates	14	4,680.4	12.5	(1.9)	12.6	0.1	4,649.7	14.5
Other securities	15	34,863.4	1,303.1	(479.3)	2,130.0	826.9	34,290.5	1,782.4
Stocks	16	3,070.2	1,843.4	(118.6)	1,864.7	21.3	3,202.2	1,961.9
Bonds	17	19,780.5	(65.8)	(16.4)	15.6	81.4	19,625.2	(49.4)
Japanese government bonds	18	15,779.2	(52.7)	(5.6)	1.2	53.9	15,769.2	(47.1)
Others	19	12,012.7	(474.4)	(344.3)	249.6	724.1	11,463.1	(130.1)
Foreign bonds	20	10,041.9	(653.3)	(250.2)	29.0	682.3	8,970.5	(403.1)
Total	21	39,566.1	1,315.3	(481.4)	2,142.6	827.3	38,962.5	1,796.6
Stocks	22	3,535.5	1,844.0	(118.5)	1,865.4	21.3	3,665.5	1,962.5
Bonds	23	19,802.8	(66.2)	(16.5)	15.6	81.8	19,647.5	(49.7)
Others	24	16,227.7	(462.6)	(346.3)	261.6	724.2	15,649.5	(116.2)

Notes:	1.	The figures above include negotiable certificates of deposit in “Cash and due from banks” and beneficiary claims on loan trust in “Monetary claims bought.”
	2.	The net unrealized gains (losses) are measured based on market prices of the securities as of the balance sheet date.
	3.

Other securities and Other money held in trust are measured at market prices. Unrealized gains (losses) indicate the difference between the acquisition costs (or amortized costs) and the balance sheet amounts.

Net unrealized gains (losses) on Other securities include gains (losses) which are recognized in the statements of income by applying fair value hedge accounting and accordingly not recorded directly to Net assets. Losses of 17 million yen and gains of 2,122 million yen were recognized in the statements of income for the three months ended June 30, 2022 and for the year ended March 31, 2022 respectively.

Sumitomo Mitsui Financial Group

5. Deposits and loans

SMBC non-consolidated			(Billions of yen)
	June 30, 2022		March 31, 2022
		Change from March 31, 2022
Domestic deposits	120,119.6	1,416.3	118,703.4
Individual	57,168.7	1,046.6	56,122.1
Note : The figures above exclude negotiable certificates of deposit and Japan offshore banking accounts.
Loans and bills discounted	92,372.5	4,701.2	87,671.3
Domestic offices (excluding offshore banking accounts)	58,340.6	360.8	57,979.7
Overseas offices and offshore banking accounts	34,031.9	4,340.4	29,691.6
6. ROE
Consolidated			(%)
	Three months ended June 30, 2022		Three months ended June 30, 2021
		Change
ROE (denominator: Total stockholders’ equity)	10.1	1.6	8.5

Note:		(Profit attributable to owners of parent) X (Number of days in a year (365 days)) /
ROE	=	(Number of days in the period (91 days))	X 100
{(Total stockholders’ equity at the beginning of the period) + (Total stockholders’ equity at the end of the period)} / 2